On April 26, 2002.  Registration # 333-84006
Post-Effective Amendment #1
The purpose of this POS is to clarify the consulting contract of Rosenfeld, Goldman & Ware, Inc.
and correction clerical errors to the S-8
Registration Statement.


The Post Effective Amendment #1 to file # 333-84006 is being withdrawn pursuant to a stop order consented to by the Registrant, Rosenfeld, Goldman & Ware, Inc. and the Securities and Exchange Commission. The stop order suspends the effectiveness of the Registration Statement on Form S-8 file # 333-84006 until supplemental information is provided by the registrant.




/s/ Investment Technology, Inc.
________________________________
Investment Technology, Inc.